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                              June 29, 2020

       Andrew O   Brien
       President and Chief Executive Officer
       Trean Insurance Group, Inc.
       150 Lake Street West
       Wayzata, MN 55391

                                                        Re: Trean Insurance
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 19, 2020
                                                            File No. 333-239291

       Dear Mr. O   Brien:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed June 19, 2020

       Selected historical combined financial and other data, page 46

   1. We note your disclosure of pro forma per share data. Please revise to explain what transactions are
included in the calculation. Also, revise as appropriate to ensure that an investor clearly
understands the amounts used for the numerator and denominator in the pro forma EPS
calculations and how they were determined.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Andrew O   Brien
Trean Insurance Group, Inc.
June 29, 2020
Page 2

statement.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                       Sincerely,
FirstName LastNameAndrew O   Brien
                                                       Division of Corporation
Finance
Comapany NameTrean Insurance Group, Inc.
                                                       Office of Finance
June 29, 2020 Page 2
cc:       Dwight Yoo
FirstName LastName